[Letterhead of Sutherland Asbill & Brennan LLP]

April 22, 2010

VIA EDGAR

Mr. Kevin Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TICC Capital Corp.
Preliminary Proxy Materials on Schedule 14A filed April 14, 2010
File No. 814-00638

Dear Mr. Rupert:

On behalf of TICC Capital Corp. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company with respect to the Company’s preliminary proxy materials on Schedule 14A (File No. 814-00638), filed with the Commission on April 14, 2010 (the “Proxy Materials”). The Staff’s comments are set forth below and are followed by the Company’s responses. In addition, accompanying this correspondence are proposed revisions to the disclosure contained in the Proxy Materials reflecting the Staff’s comments.

Proposal III – Approval to Authorize the Company to Issue Convertible Securities

1.	Please explain why the proposal to issue convertible securities is not required to be approved by a “majority of the outstanding voting securities” within the meaning of Section 2(a)(42) under the Investment Company Act of 1940, as amended.

The Company advises the Staff on a supplemental basis that it is seeking stockholder approval of the proposal to issue convertible securities in accordance with the requirements of Section 61(a)(3)(A)(iv) under the Investment Company Act of 1940, as amended (the “1940 Act”), which the Company believes only requires that the proposal be “authorized by the shareholders” of the Company. In particular, the language of Section 61(a)(3)(A)(iv) does not include a reference to any specific voting requirement under the 1940 Act.

2.	Please revise the disclosure under “Conditions to Issuance” to clarify who would be benefited by the anti-dilution protections referenced in your current disclosure.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Proposal IV – Stockholder Proposal – Response of the Board of Directors

3.	Please revise your disclosure to clarify the source for the information included in the tabular information in this section of your proxy statement.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

4.	Please revise the tabular disclosure included in this section to describe how each of the line items (e.g., dividend yield, expense ratio, etc.) were calculated.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

5.	Please revise the tabular disclosure included in this section to clarify whether the mean figures included in such tables were calculated on a dollar-weighted average basis.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

6.	Please revise the final paragraph in the section entitled “Investment Performance” to provide information regarding your performance since 2007.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Mr. Kevin Rupert

April 22, 2010

7.	Please revise the final paragraph in the section entitled “Investment Judgment” to clarify that the statements contained therein reflect the Company’s beliefs, rather than statements of fact.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

8.	Please revise the tabular disclosure included under “Compensation of TICC Management” to clarify the scope of business development companies from which the information included in the table was derived.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

9.	Please revise your disclosure to further clarify why a share repurchase program would not have been more accretive to stockholders than the acquisition of additional portfolio investments.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

10.	Please revise any references to prospective returns to clarify that there can be no assurance that such returns will be achieved.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

11.	We note that the Company is non-diversified. Please revise your disclosure throughout this section of your proxy materials to remove any references to the terms “diversification” or “investment concentration.”

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

12.	Please revise the third to last paragraph under the section entitled “Compensation of TICC Management” to clarify that the rights offering undertaken in 2008 was dilutive to existing investors.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

13.	Please revise the last paragraph under the section entitled “Compensation of TICC Management” to clarify that de-levering has the effect of reducing volatility in the Company’s net asset value.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

14.	Please revise the section entitled “Required Vote” to note the effect of the approval of the stockholder proposal.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

General

15.	Please provide the required Tandy representations to the Staff.

Pursuant to the Staff’s request, in connection with the Staff’s review of the Company’s preliminary proxy statement on Schedule 14A (File No. 814-00638) filed on April 14, 2010, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff clear comments on the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff in advising the Company that it has cleared comments on the filing does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. Kevin Rupert

April 22, 2010

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515 or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:    Jonathan H. Cohen

Chief Executive Officer

TICC Capital Corp.

John J. Mahon, Esq.

Sutherland Asbill & Brennan LLP